Mail Stop 4561
Via Fax (508) 382-8300

December 19, 2008

Patrick J. Scannell, Jr.
Chief Financial Officer
Netezza Corporation
26 Forest Street
Marlborough, MA 01752

> **Re:** **Netezza Corporation**
> **Form 10-K for the Fiscal Year Ended January 31, 2008**
> **Filed on April 18, 2008**
>
> **Definitive Proxy Statement on Schedule 14A**
> **Filed on May 5, 2008**
>
> **Form 10-Q for the Fiscal Quarter Ended July 31, 2008**
> **Filed on September 9, 2008**
>
> **Form 8-K/A Filed on July 25, 2008**
> **File No. 001-33445**

Dear Mr. Scannell:

We have completed our review of your Form 10-K and related filings and have no further comments at this time on the specific issues raised.

Sincerely,

Kathleen Collins
Accounting Branch Chief